FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2008

Commission File Number	000-30224

CRYPTOLOGIC LIMITED
Alexandra House The Sweepstakes Ballsbridge Dublin 4

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F  ☐...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2008	CRYPTOLOGIC LIMITED ____________________________ Stephen Taylor Chief Financial Officer

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY, CXY; NASDAQ: CRYP; LSE: CRP

ALL FINANCIAL FIGURES ARE IN US$

CRYPTOLOGIC BUILDS MOMENTUM IN FIRST QUARTER OF 2008

Customer revenue up 21%, led by 33% increase in Internet casino

May 12, 2008 (Dublin, IRELAND) – CryptoLogic Limited, a world leader in Internet gaming software, today reported continued customer revenue growth and profitability for the first quarter ending March 31, 2008, as well as a series of new games and new customers that improve the company’s outlook for 2008 and beyond.

CryptoLogic posted first-quarter revenue of $19.3 million and net earnings of $609,000, or $0.06 per fully diluted share. These numbers reflect several unique items amid a trend of continued growth in the company’s core business. Excluding the impact of these items, the company grew its revenue by 21% compared to the same period a year ago due to strong casino growth from new offerings featuring Marvel Super Heroes Spider-Man and the Fantastic Four and an increased number of licensees.

“CryptoLogic is benefiting from a focused strategy of innovation, expansion, diversification and execution,” said Brian Hadfield, CryptoLogic’s President and CEO. “In the first quarter, CryptoLogic laid the foundations for future growth with investments in new games, new leadership and new partnerships with leading gaming and entertainment brands. That’s why we are confident that CryptoLogic is on track for significant growth in 2008 and 2009.”

CryptoLogic continues to have a strong balance sheet, ending the quarter with $81.0 million in net cash (as defined below). This provides the company with the resources and flexibility to enhance earnings through investments in gaming innovations and partnerships in key growth markets such as Asia.

Financial highlights:

Revenue

•	CryptoLogic’s customer revenue (i.e., excluding unique items) was up 21% to $18.3 million (Q1 2007: $15.1 million), led by 33% growth in the Internet casino business.
•	Total revenue was largely unchanged from a year ago: $19.3 million in Q1 2008 (Q1 2007: $19.6 million).

Expenses

•

Operating expenses were $14.4 million (Q1 2007: $13.6 million), up $0.8 million from a year ago; after normalizing for unique items, operating expenses were $12.6 million, a 7.9% decrease from Q1 2007.

Net earnings

•

Net earnings were $0.6 million, or $0.06 per fully diluted share (Q1 2007: $1.5 million). The reduction is due largely to the one-time expenses noted above, and to a $4.5 million one-time benefit recorded in Q1 2007.

Balance sheet

•	Net cash was $81.0 million on March 31, 2008, up $3.5 million since December 31, 2007.

Operational highlights:

New leadership

•

In February, CryptoLogic hired Brian Hadfield as its new President and CEO. Mr. Hadfield, who joined CryptoLogic as a director last year, is a senior technology executive who has managed major international businesses, including Unisys Limited’s operations in the U.K., Middle East, Africa and India.

Leadership through innovation

•	CryptoLogic completed development of seven exclusive new casino games, highlighted by the Internet’s first slot version of the world-famous Street Fighter II arcade game.
•	The company continued to see revenue growth from core customers due in part to the popularity of its new slot games featuring Marvel Super Heroes Spider-Man and the Fantastic Four.
•

In February, CryptoLogic earned Gambling Online Magazine’s Top Casino Software Award for the third consecutive year. Because the award is based on the votes of players from all over the world, it is widely considered one of the industry’s highest honours.

Customer extension and expansion

•

CryptoLogic extended and expanded its relationship with World Poker Tour (WPT), one of the world’s top gaming brands. Under the arrangement, WPT will expand its Internet casino offering, add Spanish and German language Internet poker rooms and extend its exclusive use of CryptoLogic software until at least mid-2011.

•	The company achieved significant growth from one of its key 2007 investments: the purchase of the popular gaming portal, casino.co.uk.
•	CryptoLogic announced new licensee arrangements with 888.com, 0Poker.com and Maharajah Club in May 2008.

New investments in Asia

•

CryptoLogic continued its advance into the Asian market by making a strategic investment in Mahjong Time, an innovative provider of online Mahjong software and turnkey solutions. Mahjong has a global following of more than 600 million players, creating an attractive opportunity for online gaming growth.

•	During the quarter, CryptoLogic acquired a substantial minority interest in South Korea’s Mobilebus Inc., one of Asia’s fastest-growing mobile and PC game developers and publishers.

Financial Performance

Total revenue: CryptoLogic posted revenue of $19.3 million for the first quarter, a decrease of 5.1% as compared with the fourth quarter of 2007. After normalizing for unique items, revenue increased modestly quarter over quarter and by 21% when compared with the same period of the prior year.

Earnings and Earnings per Diluted Share: The company achieved net earnings before minority interest of $0.8 million ($0.06 per fully diluted share), lower than both the same period a year ago and in the fourth quarter of 2007. The decrease in net earnings before minority interest when compared to the fourth quarter of 2007 is primarily due to $1.8 million in one-time costs related to senior management change and the timing of the R&D tax credit recorded in Q4 2007 as we expect to recognize a similar credit later this year. The decrease when compared to the same period of the prior year is primarily due to the $4.5 million one time benefit recorded in the first quarter of 2007 due to a change in the estimate of the future amount to be paid out in casino jackpots.

During the first quarter of 2008, the company recorded a charge for minority interest of $162,000. Minority interest represents the earnings that accrue to the shareholders of CryptoLogic Exchange Corporation (TSX: CXY). CXY was established during the reorganization announced in the second quarter of 2007 to benefit taxable Canadian residents. The CXY shares are, as nearly as practicable, the economic equivalent of CryptoLogic Limited shares. Earnings per share, as prescribed by GAAP, are calculated such that it is equal for both groups of shareholders.

Balance Sheet and Cash Flow: CryptoLogic continues to have a strong balance sheet, which have enabled investments in new games and new partnerships to continue in 2008. CryptoLogic ended the quarter with $81.0 million in net cash (comprising cash and cash equivalents, restricted cash, and security deposits), or $5.81 per diluted share. This is an increase of $3.5 million from the fourth quarter of 2007. The company continues to be debt-free.

CryptoLogic’s working capital at March 31, 2008 was $68.3 million or $4.90 per diluted share (December 31, 2007: $68.2 million or $4.90 per diluted share).

Outlook

After reorganizing its business and returning to profitability in 2007 following the U.S. prohibition on most forms of Internet gaming, CryptoLogic management believes the company is on track for significant expansion in 2008 and 2009. The company’s strength in software development and its stable and growing customer base position CryptoLogic for continued growth in Europe. In Asia, the company expects to earn new revenue from its strategic moves into mobile gaming, subscription-based games and other rapidly growing segments in large markets such as China, Singapore, India and Korea. CryptoLogic’s investments in Asia are performing well and are meeting or exceeding the performance measures agreed at the time of the initial investment.

CryptoLogic’s new leadership has established a focused strategy with four pillars:

•

Innovation: CryptoLogic will continue to grow its core businesses by releasing more innovative casino games and using tournaments and other innovations to attract loyalty and liquidity to its licensees’ shared poker room.

•

Expansion: The company continues to target new licensees, and is in active discussions with various candidates. Thanks to excellent leverage from CryptoLogic’s robust, scalable technology platform, substantially all incremental revenue goes directly to the bottom line.

•	Diversification: The company will continue its diversification into Asia, and into mobile gaming and other promising segments of the Internet gaming market.
•

Acquisition: CryptoLogic expects its recent investments and acquisitions to be accretive to earnings in 2008. With a strong balance sheet, the company continues to be proactive in pursuing opportunities that can enhance earnings for shareholders.

Based on these strengths and this strategy, CryptoLogic management is targeting a return to its 2006 revenue and earnings levels by the end of 2009.

2008 First Quarter Analyst Call

CryptoLogic’s CEO and CFO will report on the company’s Q1 earnings in a conference call scheduled for today at 8:30 a.m. Eastern time (1:30 p.m. GMT). Interested parties should call either 416-695-6616 or 1-877-677-0837 in North America, or the international toll free number at (country code) 800-6578-9898. A replay will be available until May 20 by calling 416-695-5800 or 1-800-408-3053, passcode 3259610#.

About CryptoLogic((www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Limited is a world-leading, blue-chip public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that has been certified to strict standards similar to land-based gaming.

WagerLogic Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of CryptoLogic software and services to licensees who offer their games around the world to non-U.S. based players. For information on WagerLogic(, visit www.wagerlogic.com. CryptoLogic’s common shares trade on the Toronto Stock Exchange (CRY, CXY), the NASDAQ Global Select Market (CRYP) and the Main Market of the London Stock Exchange (CRP).

For more information, please contact:

CryptoLogic, 35316641682	Argyle Communications, (416) 968-7311 (North American and gaming industry media)
Stephen Taylor, Chief Financial Officer	Daniel Tisch, ext 223/ dtisch@argylecommunications.com
Karen Passmore, ext 228 kpassmore@argylecommunications.com
Corfin Communications (UK media only)
Neil Thapar, +44 207 977 0020
William Cullum, +44 207 977 0020
Harry Chathli, +44 207 977 0020

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this news release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.

CRYPTOLOGIC LIMITED

Unaudited Consolidated Balance Sheets

(In thousands of U.S. dollars)

DATE
	As at	As at
	March 31,	December 31
	2008	2007
ASSETS
Current assets:
Cash and cash equivalents	$ 74,789	$ 55,428
Restricted cash	5,600	20,576
Security deposits	600	1,500
Accounts receivable and other	10,912	11,357
Prepaid expenses	8,288	8,312
	100,189	97,173

User funds on deposit	22,070	22,317
Capital assets	25,425	25,802
Long term investments	6,345	5,326
Intangible assets	14,326	14,724
Goodwill	6,496	5,291
	$ 174,851	$ 170,633

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$ 26,642	$ 24,154
Income taxes payable	5,284	4,820
	31,926	28,974

User funds held on deposit	22,070	22,317
Future income taxes	330	345
	22,400	22,662

Minority interest	9,838	9,691

Shareholders’ equity:
Share capital	33,518	33,407
Stock options	5,705	5,044
Retained earnings	71,464	70,855
	110,687	109,307

Subsequent event
	$ 174,851	$ 170,633

CRYPTOLOGIC LIMITED

Unaudited Consolidated Statement of Earnings

(In thousands of U.S. dollars, except per share data)

	For the three months
	ended March 31,
Date	2008	2007

Revenue	$ 19,317	$ 19,562
Expenses
Operating	14,437	13,558
General and administrative	2,853	2,381
Reorganization	-	1,629
Finance	173	95
Amortization	1,396	1,483
	18,859	19,146
Earnings before undernoted	458	416

Interest income	794	1,732
Non operating income	102	-

Earnings before income taxes and minority interest	1,354	2,148

Income taxes:
Current	555	598
Future	28	66
	583	664
Earnings before minority interest	771	1,484

Minority interest	162	-

Net earnings and comprehensive income	$ 609	$ 1,484

Net earnings per common share
Basic	$ 0.06	$ 0.11
Diluted	$ 0.06	$ 0.10

CRYPTOLOGIC LIMITED
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(In thousands of US dollars)
(Unaudited)
	For the three months
	ended March 31,
Date	2008	2007

Retained earnings, beginning of period	$ 70,855	$ 78,857
Earnings	609	1,484
Dividends paid, excluding those paid to CEC shareholders)	-	(1,665)
Retained earnings, end of period	$ 71,464	$ 78,676

CRYPTOLOGIC LIMITED

Unaudited Consolidated Statement of Cash Flows

(In thousands of U.S. dollars)

	For the three months
	ended March 31,
date	2008	2007
Cash flows from (used in) operating activities:
Net earnings and comprehensive income	609	$ 1,484
Adjustments to reconcile net earnings to cash provided
by operating activities:
Amortization	1,396	1,483
Unrealized gain on forward contract	(243)	-
Future income taxes	28	66
Minority interest	162	-
Stock options	690	637
	2,642	3,670
Change in operating assets and liabilities:
Accounts receivable and other	445	(6,909)
Prepaid expenses	267	(3,587)
Accounts payable and accrued liabilities	1,283	(4,826)
Income taxes payable	464	589
	5,101	(11,063)

Cash flows from (used in) financing activities:
Issue of capital stock, net	67	3,307
Dividends paid	-	(1,665)
	67	1,642

Cash flows from (used in) investing activities:
Cash paid for acquisition of Parbet.com	-	(11,770)
Purchase of capital assets	(664)	(3,437)
Purchase of other investments	(1,019)	-
Decrease in restricted cash	14,976	-
Decrease in security deposits	900	-
Short term investments	-	25,000
	14,193	9,793

Increase in cash and cash equivalents	19,361	372
Cash and cash equivalents, beginning of period	55,428	76,940
Cash and cash equivalents, end of period	$ 74,789	$ 77,312

Supplemental cash flow information:
Non cash portion of options exercised	$ 29	$ 1,294